Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

March 26, 2007

VIA EDGAR TRANSMISSION

Ernest Greene
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                               Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-9576

Dear Mr.  Greene:

We are in receipt of the Staff’s letter, dated March 12, 2007, with respect to the above-referenced Annual Report on Form 10-K.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2006

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

2. Earnings Per Share, page 63

2.              We note that you included convertible preferred stock dividends in your calculation of the numerator for basic earnings (loss) per share – income (loss) available to common share owners.  Income or loss applicable to common stock should be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss.  Please revise to include net income (loss) available to common share owners on the face of the statement of operations for each period presented.  Please also similarly revise your summary and selected financial data sections accordingly.  See SAB Topic 6:B.

Response:  The Company will revise its Statement of Operations by adding the following below the “Net earnings (loss)” line in its 10-K’s and 10-Q’s beginning with its 10-Q for the quarter ended March 31, 2007:

***The beginning of the statement is not presented.***

Net earnings (loss)	$(27.5)	$(558.6)	$235.5

Convertible preferred stock dividends	(21.5)	(21.5)	(21.5)

Net earnings (loss) available to common share owners	$(49.0)	$(580.1)	$214.0

The Company will also revise Item 6, “Selected Financial Data” by adding the following below the “Net earnings (loss)” line in its 10-K’s beginning with the 10-K for the year ended December 31, 2007:

***The beginning of the statement is not presented.***

Net earnings (loss)	$(27.5)	$(558.6)	$235.5	$(990.8)	$(460.2)

Convertible preferred stock dividends	(21.5)	(21.5)	(21.5)	(21.5)	(21.5)
Net earnings (loss) available to common share owners	$(49.0)	$(580.1)	$214.0	$(1,012.3)	$(481.7)

5. Equity Investments, page 65

3.              For your three largest equity method investments based on pretax income, please provide us with your significance tests under Rule 3-09 of Regulation S-X for the year ended December 31, 2006.  Please provide us with your pretax income test only.  Your significance test should include computations of your numerator and denominator for the year ended December 31, 2006.  If you determine that one or more equity method investments exceed the 20% level, please amend your Form 10-K to include the required separate financial statements for each entity.  For each investment exceeding the 10% significance level in any period and not the 20% level, please provide us with the separate summarized financial information you will disclose regarding that investment for the year ended December 31, 2006 as required by Rule 4-08(g) of Regulation S-X.  Please also provide us with your computations demonstrating that your three largest equity method investments are not significant for the year ended December 31, 2006 at the 10% level in the aggregate, or provide the required aggregated disclosures.  In doing so, please also disclose the names of each of your more significant investments, your form of ownership, your percentage ownership and the nature of each entity’s business.  See Rule 4-08(g)(1)(ii)(B) of Regulation S-X.

Response: None of the Company’s equity method investments individually exceeds the 20% significance tests under Rule 3-09 of Regulation S-X.  Additionally, none of the Company’s equity method investments individually exceeds the 10% significance tests under Rule 4-08(g) of Regulation S-X.  The Company’s computation of the “pretax income” significance test under Rule 1-02(w) of Regulation S-X for the Company’s three largest equity method investments based on pretax income for the year ended December 31, 2006 is as follows (in millions of dollars):

				All Equity
		General	Rocky	Method
	Vetri	Chemical	Mountain	Investments
	Speciali	(Soda Ash)	Bottle	in the
	SpA	Partners	Company	Aggregate

Equity in 2006 pretax earnings	$13.1	$10.9	$10.5	$32.8
Consolidated 2006 pretax earnings	$142.6	$142.6	$142.6	$142.6
Ratio	9.2%	7.6%	7.4%	23.0%

Since all equity method investments in the aggregate are greater than 10%, the Company will include the following disclosure in Note 5, “Equity Investments” in its 10-K’s beginning with the 10-K for the year ended December 31, 2007:

Summarized combined financial information for equity associates is as follows:

	2006	2005	2004
At end of year:
Current assets	$213.2	$194.6
Non-current assets	364.4	341.3
Total assets	577.6	535.8

Current liabilities	172.8	140.3
Other liabilities and deferred items	244.7	161.7
Total liabilities and deferred items	417.5	302.0

Net assets	$160.0	$233.8

For the year:
Net sales	$597.9	$513.2	$340.8
Gross profit	$141.7	$87.2	$58.8
Net earnings	$70.1	$54.2	$23.1

The Company’s significant equity method investments include: (1) 43.5 % of the common shares of Vetri Speciali SpA, a specialty glass manufacturer; (2) a 25% partnership interest in General Chemical Soda Ash (Partners), a soda ash supplier; and (3) a 50% partnership interest in Rocky Mountain Bottle Company, a glass container manufacturer.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at (415) 395-8010 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer